Exhibit 99.2

FOR IMMEDIATE RELEASE

TOTAL FINA ELF France : Laurence FRANCISCO Tél. : 33 (1) 47 44 51 04 laurence.francisco@totalfinaelf.com	Solar Power for 16,000 Households in Morocco Morocco Awards Contract to Total Energie, TotalFinaElf and Electricité de France
Christine Melville
Tél. : 33. (1) 47 44 45 91
christine.melville@totalfinaelf.com

Maroc : TOTAL MAROC
Khalid EL MALKI
Tél. : 022 22 04 71

EDF
France : Benoît GAUSSERON
Tél. : 33 (1) 40 42 22 55
benoit.gausseron@edf.fr

Maroc : EDF Maroc
Tél. : 022 94 95 25
edfmaroc@marocnet.net.ma

TOTAL ENERGIE
France : Pierre GENIN
Tél. : 33 (4) 78 48 88 50
maroc@total-energie.fr

Maroc : Mounir LAGHRIBI
Tél. : 065 61 29 87
maroc@total-energie.fr	Paris, May 21, 2002 – A consortium led by Total Energie and comprising shareholders TotalFinaElf, through its subsidiary Total Maroc, and Electricité de France (EDF), has been awarded a contract for a rural solar power electrification program covering 16,000 households in Morocco. The contract award follows an international tender held by Morocco’s Office National d’Electricité (ONE) in which seven Moroccan and non-Moroccan consortia submitted bids.

The agreement was signed today in Rabat by ONE, Total Energie, EDF and Total Maroc, under the auspices of the Moroccan Ministry of Industry, Trade, Energy and Mines.

The solar power electrification program, part of the Global Rural Electrification Program (PERG) being implemented by ONE, covers rural regions remote from the electricity grid and scattered housing southeast of Rabat and Casablanca. Each household will be equipped with a solar panel and battery system to supply power for lighting and domestic appliances. Installation of the systems will take place over a period of four years, beginning in the second half of 2002.

The three partners will create a company known as Total EDF Maroc Solaire (TEMASOL) to deploy the program, to ensure the systems are reliable and to guarantee the quality of the service delivered. TEMASOL will use Total Energie’s photovoltaic systems and, under a ten-year contract, be responsible for managing the technical and financial aspects of the program, performing maintenance, replacing equipment and collecting the fees paid by users.

The project has an estimated budget of EUR 13 million. ONE will provide EUR 7.2 million with the financial support of Germany’s Kreditanstalt für Wiederaufbau (KFW), a cooperation bank. The Agence Française de Développement (AFD) approached the Fonds Français pour l’Environnement Mondial (FFEM) to finance technical support. The Total Energie-TotalFinaElf-EDF consortium and users will be responsible for additional financing.

Total Energie, TotalFinaElf and EDF are pooling their capabilities to successfully implement this socially and economically innovative project that is also environmentally-friendly. The solar electrification program is fully in line with the partners’ sustainable development strategy.
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